Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

Alberto-Culver Company (“Alberto-Culver”) and Regis Corporation (“Regis”) have entered into an agreement for the merger of the Sally Beauty Company business unit of Alberto-Culver Company and Regis Corporation and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus-information statement to the shareholders of Alberto-Culver and Regis. INVESTORS IN ALBERTO-CULVER ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to get the joint proxy statement/prospectus and all relevant documents filed by Alberto-Culver with the SEC free of charge at the SEC’s website www.sec.gov or by contacting Alberto-Culver, Wesley C. Davidson, Vice President, Corporate Development and Investor Relations at 708-450-3145.

The following statements (other than the “Questions”) were made by Alberto-Culver during its earnings conference call held on January 26, 2006:

“QUESTION:

[I]t looked like you had sequential improvements maybe on the organic sales component, and I know that this is the quarter where I think you fully cycle out the Wella impact. Do you expect BSG to turn positive in the terms of organic sales in the next quarter and what’s your outlook there?

…

ALBERTO-CULVER RESPONSE:

We’ve discussed the sales force component of BSG, and we want to invest even more strongly and add to the sales force numbers and to the caliber and effectiveness of our sale forces to start growing the rate of retail sales that take place in beauty salons and our sales to the beauty salons, and this is part of the overall strategy and benefits of the proposed merger of BSG into Regis.”

*****

“QUESTION:

I just wanted to ask a couple questions about the unallocated expense. I see, as predicted, that rebounded this quarter to about $5 million and, first of all, I just wonder, is that a good run rate on a quarterly basis, and then secondly, I was just wondering if you could give us any color on how, after the business is split, how that piece including the stock options, might — how much of it might stay with the consumer products and how much of it might go away with Sally.

…

ALBERTO-CULVER RESPONSE:

For the annual run rate, it is all up in the air because there is going to be significant overhead reductions here in the consumer products business. Yours truly being the biggest overhead reduction you could come up with because I’ll be retiring and leaving Alberto-Culver, but Jim Marino’s challenge, working with Carol Bernick who is staying as Chairman of the company and who Jim reported to for many years, are intent on seeing the consumer products business going forward, starting out at $1.4 billion to $1.5 billion in sales, pre efforts to make sure at least in ‘07 if not in ‘06 that they’re getting pretty close to 10% pre-tax profit margins which is very handsome.”

*****

“QUESTION:

And maybe some commentary on your usage of cash. It looks like after the Regis deal we get to about $300 million. In the past you said you’d be looking at share repurchases at a certain level. Does that still hold?

ALBERTO-CULVER RESPONSE:

Yes. I think there’s going to be a limit to how many shares we can repurchase, how many shares Alberto can repurchase without affecting the tax-free merger status, but this company is going to be sitting on a lot of cash they’re going to be looking at acquisitions, they’ll be reviewing dividend policy.”

*****

“QUESTION:

Two strategic questions. One, as you think about the launch of Nexxus, and let’s suppose for a minute that a major, another major consumer company would try to come in with their own professional brand at [inaudible]. Do you think at the start as this category begins to develop with non-diverted product that that would be a draw back for Nexxus or it actually legitimize the category?

ALBERTO-CULVER RESPONSE:

I don’t think it would be a draw back. I think it would be competition. I think it could happen. I think it would hurt Regis and BSG, and what we want to convince our vendors at Regis and BSG is that these professional brands can become larger and more successful within the beauty salon field by building retail sales at the salon. So, I think it could happen, but I discussed this as recently as yesterday with Paul Finkelstein.

We want to do a much better job at BSG, at BSG salons, within Sally stores, BSG stores, and even in Regis salons as moving through more product to consumers and by cleaning up diversions which we intend to do in cooperation with our vendors, we think all of those businesses will be healthier, more profitable and better for the vendors and for ourselves as distributors and salon operators — I am putting on the Regis hat now — so, yes, a lot of these brands are highly diverted already and historically that’s been going on. Clairol originally was 100% professional brand. V05 was 100% professional brand. TRESemme originated in the professional field. But there is always new and professional up and coming lines that take the place for the salon industry.

QUESTION

And one last strategic question on synergies maybe with the Regis deal. We see a lot of beauty supply stores, including Sally, next to a lot of Regis salons. Are there any potential synergies there in optimizing the two concepts because they’re often so close to one another?

ALBERTO-CULVER RESPONSE:

We’re very excited about the opportunities, but we haven’t been able to really put dollars and cents to all of them, and this is work that’s taking place between Gary Winterhalter down at Sally, Mike Renzulli who’s the Chairman of Sally who’s going to be serving as a consultant for three years and Paul Finkelstein, and I try to help if I can. But we think that there can be cross-promotions where Sally customers go to Regis beauty salons and enjoy some sort of discount or advantage. We believe that Regis customers can be given coupons to go to Sally stores to buy their personal care appliances and so on that most salons don’t want to carry that much of.

There are huge opportunities to burnish these two excellent businesses and have one and one add up to three, but it is — I don’t want to underestimate the challenges either. 15,000 stores, 75,000 employees, so this is 15,000 small businesses, Mr. Finkelstein always says, and he and his company have learned how to run these businesses, keep the controls, generate the cash flow, and provide a service to people looking for beauty salon services, and we want to be, by far and away, an even better customer to our suppliers on the professional side than we have been to date, and we think we have room for improvement.”

*****

“QUESTION:

I think two questions earlier, you have talked about share repurchase at a price, and your stock is down, kind of a little more than maybe 10% from the peak of before the Regis deal. Are you prohibited from buying stock before the closing that would poison the tax free exchange? Would that poison it?

…

ALBERTO-CULVER RESPONSE:

[W]e do think the stock is very cheap, and I would anticipate that Jim Marino will recommend to our board share buy backs in the future, if we can’t find an even better use of the funds.

…

Because if you look at our — well, I guess our stock is about $44. 60% of a Regis share is worth $24. Everybody’s going to get a $3 cash dividend at today’s very attractive dividend tax rates. That comes up to $27, and that would leave $17 trading value of consumer.

…

And consumer will have $2 a share of cash on the balance sheet. So, if you take out the cash, consumer is going to be trading at one time sales.

…

So, I agree with you. The stock is extremely cheap to have consumer trading at one-time sales when we see acquisitions taking place for branded consumer products of one and a half, two, three, four times revenues, and the type of brands we have, TRESemme, VO5, St. Ives, Nexxus, the second largest ethnic haircare company in the world with Soft & Beautiful and Motions, there’s tremendous value here, we believe, in the Alberto-Culver stock, but I don’t know whether they we’d be allowed to buy it this time before a shareholder vote on the deal and so on.

I will tell you another problem about buying. I just thought of it. We get a fixed ratio, Paul Finkelstein would like it, I think if we bought back stock, because we’re getting 6/10 of a share for each share outstanding. If we bought back stock, Paul would like it because he could buy Sally and BSG a lot less expensively, so I don’t think there is going to be any buy back’s until after the deal. I just thought of that.”

*****

“QUESTION:

Did you know about the fact they were about to issue negative sales guidance, that would be the below expectations and that they would end up giving a quarter that wasn’t as strong as expected? I mean, I’m just kind of curious. Why not wait until after you guys had reported your good quarter, wait until they had reported their poor quarter, see where the stock price finished — settled down on them and figured out what you could get a ratio at for the deal?

ALBERTO-CULVER RESPONSE:

Well, we’ve been working on this transaction actively for the last 6, 7 months, and it took a longer period of time than sometimes a deal like this would take, because you need to realize that our board did not act quickly on deciding to do this type of merger, and deconsolidate the Alberto-Culver company, if you would, into two separate pieces.

And we — this is a merger; it’s not a sale. And the bigger the ratio we got of Regis shares, if Regis issues too many shares and it creates dilution, then we’re going to hurt what we got, and our shares are going to drop because we’re going to own 54.5% of Regis, so we’re not doing this based on any one quarter or one month comps or what have you.

This is a strategic deal that we believe adds tremendous benefit, and I’ve used the analogy that we’re taking a dime and splitting it into two nickels, and we think that each nickel will have a greater likelihood of becoming a dime more quickly under this structure than would be the case if Alberto-Culver maintained the status quo. This was a defensive move as well as a strategic move, because BSG, as you know, got bumped around a fair bit last year and I spoke earlier about what that did to BSG profitability.

We think with Alberto-Culver Company not being the parent there will be even closer cooperation between BSG and its major suppliers, because we won’t be competing with them. So, half a point more or half a point less, we think this was negotiated properly. We’re getting 54.5% of Regis plus $400 million in cash.

QUESTION:

And you also mentioned that you would be the biggest overhead reduction and just on that theme, how much of a hit should we expect in earnings and costs for management pay outs associated with the deal, and when should we expect to see those in earnings?

ALBERTO-CULVER RESPONSE:

I don’t know the amount. It hasn’t been disclosed. It won’t be material considering the size of this deal, and there are investment banking fees. There are legal fees. There are some people at Alberto who will not be with the company long-term, but it won’t be material.

QUESTION:

Okay. I just got this off a Dow Jones news wire giving the number of about $10 million between yourself and Mr. Renzulli. Is that anywhere in the ballpark?

ALBERTO-CULVER RESPONSE:

I think the company made a filing that nature last week.

QUESTION:

Okay. And given that you are remaining with essentially two-thirds of the company, what’s kind of the rational behind that pay out give that it is being done voluntarily on your part?

ALBERTO-CULVER RESPONSE:

Well, this was addressed by our compensation committee in consultation with compensation experts and so on. It’s well within the norms of industry practice, and I can put you in touch with the Chairman of our compensation committee offline if you would like to discuss that with him.”

*****

“QUESTION:

[I]n order to preserve the tax-free nature of the Sally transaction, is there any specific period of time you have to wait after that transaction closes before contemplating any further corporate transactions with the remaining consumer business?

ALBERTO-CULVER RESPONSE:

Yes. It’s about a two-year period primarily, but there is no anticipation of any corporate transaction—

…

Whatsoever, but there is usually something of a two-year as a bright line test. Further more, myself and the rest the Bernick and Lavin family will be committing that we won’t sell any of our Alberto-Culver or Regis shares. We have no intention of selling them, and we will not be selling them after the transaction closes for a similar indefinite period of time. There could be some sales before the closing of the transaction in order to create some diversification and estate planning things and so on, but it would not be material, and we have to be extremely careful to preserve the tax-free nature of this deal.

This is a perfect way to add value to our shareholders. Sally and BSG were in a conflicting business with Alberto-Culver consumer products. If we had sold either of our businesses, if we had sold Sally for $2.6 billion in cash, there would have been $600 or $700 million in taxes to say pay at the corporate level before the shareholders got a penny.

So this is a very attractive structure for our shareholders to have shares of both companies participate in the growth of both, and there is no anticipation of selling the consumer business or selling our Regis shares or what have you.

QUESTION:

That two years is a bright line number?

ALBERTO-CULVER RESPONSE:

I am not a tax expert, and I think you should probably read the merger agreement and so on. That’s what I understand it to be, but I am no tax expert, and I think you would be best off seeking counsel from your own tax experts.

…

There is no intent today for the consumer products company to be sold whatsoever. This company will continue to be held, and with the Lavin-Bernick family having significant ownership. We have got a great management team here. There is great brands here, and there is absolutely no intent whatsoever to consider a sale of that business at any time. 2 years out, 4 years out, 24 years out.”

*****

“QUESTION:

You’re talking about the conflicts between Alberto’s consumer business and the Sally retail and the beauty distribution side. Won’t those still be some conflicts between Regis’s salons and this BSG business?

ALBERTO-CULVER RESPONSE:

I am glad you asked that question because I had a conversation on this very subject with the CEO of one of our most important vendors earlier today. It is a natural question and one that we thought of extremely carefully in putting these businesses together. And we believe that BSG is going to be able to be a much more important and qualified supplier to the tens of thousands of beauty salons that BSG calls on.

Regis corporation has for years negotiated promotions and marketing programs to sell products through their salons. And Regis sells a much greater percentage of products through their salons than does the industry at large. We believe that BSG working in very close concert with our suppliers will be able to develop salon specific promotions for the independent beauty salons that aren’t part of the Regis chain but that are part of BSG’s customer base.

And it is our intention to significantly increase the amount of product that beauty salons sell to consumers and improve the life of the beauty salon operator by allowing her or him to sell more products at an attractive profit margin to supplement their income from the haircare work that they do on the service side of the business. And I think we are poised tremendously to do that and to add value in that way. And by bringing added value to BSG customers and having the lines that we have and vendors want to be with BSG because of our store network, because of our sales network which is strong now but will become even stronger in the months and years ahead, that we will be adding value as a distributor and we think that it will work out extremely well.

QUESTION:

I could definitely see where it would be valuable on the vendors side. I was just wondering if maybe some of the Regis’s competitors would be a little apprehensive about it.

ALBERTO-CULVER RESPONSE:

We have exclusive territories for these brands. And a significant number of professional hair dressers are what we call booth renters also. These are individuals who don’t own a salon but rent a station in a salon that’s owned by someone else. These people have to come to Sally stores or BSG stores to buy product. So we have the exclusive territories, we’ve got strategically located BSG stores, and Sally stores and in an even greater quantity that professionals come to for fill-in products and so on, and we’ve got 1,200 sales people now and I hope we will have 1,500 and 1,800 and 2,000 sales people introducing new products, teaching beauty salons how better to sell product, how to merchandise it because the size of market, if you look at it that way, is billions and billions and billions of dollars.

The beauty salon can be, and I hope will be, I am not talking the year after next but over the long-term, another major class of trade that sells beauty products just like department stores, supermarkets, drug stores and mass merchants. And that’s not just the people coming in to get their hair colored or hair cut, but the type of real estate that Regis has and that other salons have, you got tremendous traffic walking by. And it is very viable to have people come in to buy a bottle of Matrix or buy a bottle of Redken or, I am not trying to specify those brands, any other brand, a Wella brand or what have you, in a salon even if they’re not going in to get their hair done.

And as diversion dries up, and we’re going to work very closely with the manufacturers to dry up diversion, so that Matrix and Redken and Sebastian and Paul Mitchell and other brands aren’t available in food stores and drug stores, that will help the BSG business, the Sally business and salon retail consumer sales as well.”

*****

“QUESTION:

I am just curious about what you’ve said about possibly making acquisitions for Sally in the U.K. I thought that you had learned through experience as a business model is not easily transferable to that market. So I am a little surprised to hear you’d want to get bigger there and make more acquisitions. Can you just explain that?

ALBERTO-CULVER RESPONSE:

I don’t think that’s quite the case, Linda. Here in the U.S. we took Sally from 39 stores in 1980 to a couple, 2,200 stores now, and we became by far and away the biggest and the best operator. There are a lot of very strong competitors in the U.K. and we think by joining forces we can do a much better job. And the model will work and can work. Regis has cash in Europe that would be expensive to repatriate, and we are looking at some acquisitions in the U.K. It is not a definite that we’re going to buy them. But we are looking at them, and I think we could have a very successful Sally BSG business in the U.K., and there are a number of acquisition opportunities and conversations taking place over there.”

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the pattern of brand sales; competition within the relevant product markets; risks inherent in acquisitions, divestitures and strategic alliances; loss of one or more key employees; loss of distributorship rights; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements with respect to the benefits of the business combination transaction involving the Sally/BSG businesses of Alberto-Culver and Regis: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the combination transaction involving Alberto-Culver and Regis. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Report on Form 10-K of Alberto-Culver filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus-information statement, which will be mailed to security holders, and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Wesley C. Davidson, Vice President, Corporate Development and Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Regis, Jack Nielsen, Director of Finance, Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The respective directors and executive officers of Alberto-Culver and Regis and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005, and information regarding Regis’ directors and executive officers is available in its proxy statement filed with the SEC by Regis on September 26, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus-information statement and other relevant materials to be filed with the SEC when they become available.